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                             March 16, 2022

       Gal Krubiner
       Chief Executive Officer
       Pagaya Technologies Ltd.
       Azrieli Sarona Bldg, 54th Floor
       121 Derech Menachem Begin
       Tel-Aviv 6701203, Israel

                                                        Re: Pagaya Technologies
Ltd.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted March 1,
2022
                                                            CIK No. 0001883085

       Dear Mr. Krubiner:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 22, 2022 letter.

       Amendment No. 2 to Draft Registration Statement on Form F-4

       General

   1. We note your response to comment 2 regarding your analysis under the Investment
                                                        Company Act of 1940
(the    1940 Act   ) and we have the following comments:
                                                            Please provide
calculations for purposes of your analysis under sections 3(a)(1)(C)
                                                           and 3(b)(1) of the
1940 Act based on the value of assets as of the end of the
                                                           Company   s last
preceding fiscal quarter, or to the extent such information is not available, provide
calculations based on financial information as of the most recent
 Gal Krubiner
FirstName  LastNameGal
Pagaya Technologies  Ltd.Krubiner
Comapany
March      NamePagaya Technologies Ltd.
       16, 2022
March2 16, 2022 Page 2
Page
FirstName LastName
              date available to you. In this regard, we note that you appear to believe that your
              analysis may significantly change as of December 31, 2021 because of the
              Company   s sale of its interests in the Smartresi Fund.
                Please supplementally provide your detailed legal analysis regarding your proposed
              treatment of the Company   s    short-term deposits    as    cash
   for purposes of your
              section 3(a)(1)(C) and 3(b)(1) analyses. In addition, please also describe and discuss
              (i) your proposed treatment of    cash equivalents    and    fees
receivable    and (ii) any
              other substantive determinations and/or characterizations of individual assets that are
              material to your calculations.
                Please confirm that the    value,    as that term is defined in
section 2(a)(41) of the 1940
              Act, of the interests held by the Company in investments in loans and securities, on
              an unconsolidated basis, is equivalent to the value of the
Company   s investment in
              loans and securities represented on the Company   s balance sheet
less the non-
              controlling interests.
                In the Company   s disclosure addressing the risks that the
company could be deemed
              to be an investment company, please add disclosure concerning the
Company   s
              potential investment company status under section 3(a)(1)(C) and your position that,
              notwithstanding section 3(a)(1)(C), you are not an investment company pursuant to
              section 3(b)(1). In the disclosure, please provide an explanation of your position and
              a discussion of why the Company may, nevertheless, qualify as an investment
              company.
U.S. Federal Income Tax Considerations, page 159

2. We note your response to comment 10 in our letter dated December 22, 2021. Please disclose what should be the material tax consequences to investors and provide a tax opinion about those material tax consequences. If such opinion is subject to legal uncertainty, you may explain such uncertainty in your opinion and the prospectus.
Pagaya's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Off-Balance Sheet Arrangements, page 203

3. We acknowledge your response to our prior comment 4. Regarding your right to repurchase collateral of the securitization vehicles that "could expose you to loss", please tell us where specifically this is discussed in Note 5 of your unaudited interim period financial statements. Further, tell us how the exposure is reflected in the "maximum exposure to loss" column of the referenced footnote.
Exclusive Forum, page 255

4. We note that your forum selection provision identifies federal courts as the exclusive forum for claims brought pursuant to the Securities Act. Please revise your prospectus to state that there is uncertainty as to whether a court would enforce such a provision.
 Gal Krubiner
Pagaya Technologies Ltd.
March 16, 2022
Page 3
Security Ownership of Certain Beneficial Owners..., page 270

5. Please revise to identify the natural person(s) that hold voting and/or dispositive power over the shares held by each entity listed in your beneficial ownership tables on pages 270
             275 (e.g., Wilson Boulevard LLC and Aristeia Capital, L.L.C. on page 272).
Exhibits

6. Please file complete exhibits, where required. We note, for example, that you appear to have omitted the schedules and exhibits from Exhibit 10.15. Please file complete copies of your exhibits or advise.
        You may contact Jacob Luxenburg, Staff Accountant, at (202) 551-2339 or Sharon
Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202)
551-3552 or Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any other questions.



FirstName LastNameGal Krubiner                                Sincerely,
Comapany NamePagaya Technologies Ltd.
                                                              Division of
Corporation Finance
March 16, 2022 Page 3                                         Office of Finance
FirstName LastName